UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer to partner with Saab in joint programme management for Brazil´s F-X2 Project

São José dos Campos, Brazil, July 11, 2014 – Embraer and Saab have signed a Memorandum of Understanding to partner in joint programme management for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil´s next generation fighter jet. Under this agreement, Embraer will perform a leading role in the overall programme performance as well as undertake an extensive share of work in the production and delivery of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force.

Embraer will coordinate all development and production activities in Brazil on behalf of Saab and, in addition to its own extensive work packages, will participate in systems development, integration, flight tests, final assembly and deliveries.

Furthermore, Embraer and Saab will be jointly responsible for the complete development of the two-seat version of the Gripen NG, at the same time that a strategic partnership for future global promotion and marketing of both single and two-seat versions is being discussed between the two companies.

“Embraer and Saab both have a long tradition in the defense market and will now work together to provide high-quality and affordable solutions for the Brazilian Air Force and other Gripen NG customers. This agreement will strengthen the ties between the defense industries of Brazil and Sweden,” says Jackson Schneider, President and CEO of Embraer Defense & Security.

“We are happy to announce this partnership with Embraer. Not only do we share experience in the defense and aeronautical markets, but both organisations have a clear dedication to customer satisfaction. Through this partnership we will secure an excellent result for the Brazilian Air Force and we will establish solid ground for success with future business opportunities and customers,” says Saab’s President and CEO Håkan Buskhe.

“In addition to re-equipping the Brazilian Air Force, the F-X2 project is meant to stimulate Brazil´s Defense industrial base. This partnership between Embraer and Saab will be of great importance to Brazil, because, besides participating in the development, we will be able to autonomously maintain our fleet. Embraer, as a high tech manufacturer of commercial jets, and Saab, with its tradition in the development of fighter aircraft, are complementary businesses that certainly enjoy great gains with this agreement,” says Lieutenant-Brigadier Juniti-Saito, Commander of the Brazilian Air Force.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The Gripen NG is a true multi-role fighter aircraft, based on the proven Gripen C/D platform. It is built to adapt to all of the changing threats and operational requirements that modern air forces face. We believe Gripen’s combination of very advanced operational capabilities with moderate through-life costs make the fighter unique on the global market.

The agreement will be implemented following a successful conclusion of the ongoing discussions between Saab and Brazil relating to the finalization of F-X2 contracts. These talks are proceeding as planned and it is hoped to reach a positive outcome by the end of 2014.

For further information, please contact:

Embraer Press Centre, +5512 3927-1311

press@embraer.com.br

Saab Press Centre, +46 (0)734 180 018,

presscentre@saabgroup.com

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755

Hervé Tilloy

		herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer